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                              December 30, 2021

       Robert M. Hayes
       Chief Executive Officer
       Sharps Technology Inc.
       105 Maxess Road, Ste. 124
       Melville, New York 11747

                                                        Re: Sharps Technology
Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted December
3, 2021
                                                            CIK No. 0001737995

       Dear Mr. Hayes:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1 submitted December 3, 2021

       Company Overview, page 5

   1. We note your disclosure that Sharps Provensa is a FDA-cleared safety syringe. Please disclose when you
received FDA clearance/approval and the indicated use(s) for the device.
   2. We note your disclosure that you "anticipate that [you] will commence receiving orders for and producing
commercial quantities of [y]our Sharps Provensa upon and subject to successful completion
of this offering." Please revise to clarify if you have received any orders to date and
include risk factor disclosure, if appropriate.
 Robert M. Hayes
FirstName LastNameRobert   M. Hayes
Sharps Technology  Inc.
Comapany30,
December  NameSharps
              2021      Technology Inc.
December
Page 2    30, 2021 Page 2
FirstName LastName
Market Opportunity, page 5

3. Please balance your disclosure that each automated assembly line is designed to produce
         75 million units per year by discussing your current manufacturing capacity and your capacity if you are able to consummate the purchase of the assets or shares of Safegard.
Risk Factors, page 8

4. We note that the closing of your purchase of the Safegard assets or shares is to occur no later than February 28, 2022, following which, if not exercised, your option will expire. Please include a risk factor discussing the material risks related to the option agreement for the purchase of Safegard Medical's stock or assets. Management's Discussion and Analysis of Financial Condition and Results of Operations
Summary of Significant Accounting Policies
Stock-Based Compensation Expense, page 22

5. Since your common stock is not publicly traded, please revise to disclose how you determined the fair value of the common stock underlying your stock options issued as compensation and restricted stock awards. Describe in detail the valuation methodology and significant assumptions that you used in estimating the fair value of the options issued during the periods presented.
6. Once you have an estimated offering price or range, please explain to us the reasons for any differences between the recent valuations of your common stock leading up to the initial public offering and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances. Please discuss with the staff how to submit your response.
Results of Operations, page 27

7. We reference the disclosure on page 19 and 20 that you have devoted substantially all of your resources to the research and development of your safety syringe products. Please revise to provide quantitative or qualitative disclosure that provides more transparency as to the type of research and development expenses incurred during each period presented
         (i.e., by nature or type of expense) which should reconcile to total research and development expense on the Statements of Operations.
8. We reference the disclosures that attribute the increases in payroll and consulting expenses to increased salaries and number of employees and consultants. Please revise to provide more clarify on the nature of employee and consultant positions that contributed to the increase and consider quantifying the number of employees added during each period.
9. We reference your presentation of payroll and consulting expenses as a separate line item in the Statement of Operations. Yet you also attribute the increase in research and
 Robert M. Hayes
FirstName LastNameRobert   M. Hayes
Sharps Technology  Inc.
Comapany30,
December  NameSharps
              2021      Technology Inc.
December
Page 3    30, 2021 Page 3
FirstName LastName
         development expense for all periods presented to the increase in cost of labor. Please tell us why you do not consistently allocate payroll expenses between the expense categories in the Statement of Operations.
Business
Background and Overview, page 30

10. We see that you entered into an asset/share purchase agreement with Safegard for the option to purchase either the stock of Safegard or certain assets of Safegard, which expire if not exercise prior to February 28, 2022. Tell us how you considered Rule 3-05 of Regulation S-X in determining whether the financial statements of Safegard are required to be included in the registration statement.
Business
Intellectual Property, page 34

11. Please revise to include a more fulsome discussion of your two outstanding patent applications including potential expiration dates, applicable jurisdictions, whether the patent applications are owned or licensed and the type of patent protection that is being sought.
Management, page 35

12. For the background disclosure of Paul K. Danner and Timothy Ruemler, please describe the business experience of each during the past five years including their principal occupations and the name and principal business of any corporation where they were employed. Refer to Regulation S-K Item 401(e)(1).

Policies and Procedures for Related Party Transactions, page 40

13. Please disclose the standards that will be applied in determining whether to approve any of the transactions described in this section. Refer to Item 404(b)(1)(ii) of Regulation S-
         K.
Financial Statements for the year ended December 31, 2020
Statements of Operations and Comprehensive Loss , page F-3

14. We note you present non-cash stock-based compensation as a separate line item in your income statement. Please modify your statement of operations for all periods to present the expense related to stock-based payment arrangements in the line or lines as cash compensation paid to the same employees. Refer to SAB Topic 14:F.
General

15. Please supplementally provide us with copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf,
 Robert M. Hayes
Sharps Technology Inc.
December 30, 2021
Page 4
      present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
        You may contact Kristin Lochhead at 202-551-3664 or Terence O'Brien at 202-551-3355
if you have questions regarding comments on the financial statements and related matters.
Please contact Tyler Howes at 202-551-3370 or Tim Buchmiller at 202-551-3635 with any other questions.



                                                             Sincerely,
FirstName LastNameRobert M. Hayes
                                                             Division of
Corporation Finance
Comapany NameSharps Technology Inc.
                                                             Office of Life
Sciences
December 30, 2021 Page 4
cc:       Arthur Marcus, Esq.
FirstName LastName